June 21, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Celeste Murphy
Robert Littlepage
Greg Dundas
Lisa Haynes Etheredge

Re:	Cambium Networks Corporation
Registration Statement on Form S-1
File No. 333-231789

Acceleration Request
Requested Date: June 25, 2019
Requested Time: 4:00 P.M. Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cambium Networks Corporation (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-231789 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Eastern Standard Time, on June 25, 2019, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciated it if, as soon as the Registration Statement is declared effective, you would so inform Martin Wellington of Sidley Austin LLP at (650) 565-7123.

[Signature Page Follows]

Very truly yours,

/s/ Sally Rau
Sally Rau
General Counsel

cc:	Atul Bhatnagar, Cambium Networks Corporation
Martin A. Wellington, Sidley Austin LLP
Helen Theung, Sidley Austin LLP
Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.
Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.